         As filed with the Securities and Exchange Commission on August 31, 2001
================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                        ------------------------------

                                  SCHEDULE TO
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                        ------------------------------

                              TRINTECH GROUP PLC
                      (Name of Subject Company (Issuer))

                        ------------------------------

                              TRINTECH GROUP PLC
                       (Name of Filing Person (Offeror))

   Options Granted under the 1997 Trintech Group PLC Share Option Scheme, as amended to acquire Ordinary Shares (as represented by American Depositary Shares ("ADSs")) that have an exercise price of U.S. $5.78 per equivalent ADS or more
                        (Title of Class of Securities)

                                   896682101
                     (CUSIP Number of Class of Securities)
           (American Depositary Shares representing Ordinary Shares)

                        ------------------------------

                                 John McGuire
                            Chief Executive Officer
                                Trintech, Inc.
                         2755 Campus Drive, Suite 220
                          San Mateo, California 94403
                                (650) 227-7000
(Name, address, including zip code, and telephone number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                        ------------------------------

                                   Copy to:
                            Steven V. Bernard, Esq.
                       Wilson Sonsini Goodrich & Rosati
                           Professional Corporation
                              650 Page Mill Road
                           Palo Alto, CA 94304-1050
                                (650) 493-9300

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                           CALCULATION OF FILING FEE
================================================================================
     Transaction Valuation*                       Amount of Filing Fee
--------------------------------------------------------------------------------
        Not Applicable                                Not Applicable
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  *   A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

  [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      [_] third party tender offer subject to Rule 14d-1.
      [X] issuer tender offer subject to Rule 13e-4.
      [_] going-private transaction subject to Rule 13e-3.
      [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]
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Attached to this Schedule TO-C as Attachment 1 is a portion of a transcript of a conference call held by Trintech Group PLC on August 29, 2001 which is relevant to the announcement of Trintech's intention to offer an option exchange program to certain of its employees, whereby those employees could elect to cancel their existing options to purchase ordinary shares (as represented by American Depositary Shares) that have an exercise price of U.S. $5.78 or more in exchange for the grant of replacement options in the future.

The below portion of the transcript does not constitute an offer to holders of options to purchase Trintech ordinary shares (as represented by ADSs) to exchange their options. At the time Trintech commences the option exchange, it will file a Tender Offer Statement on Schedule TO (including an Offer to Exchange, a form of election and other offer documents) with the U.S. Securities and Exchange Commission (the "SEC"). The Schedule TO (including the Offer to Exchange, the form of election and other offer documents) will contain important information which should be read carefully before any decision is made with respect to the offer. The Offer to Exchange, the form of election and certain related offer documents will be made available to all holders of eligible Trintech options, at no expense to them. In addition, the tender offer statement (including the Offer to Exchange, the form of election and all other related offer documents) filed with the SEC will also be available for free at the SEC's Web site at www.sec.gov.
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                                  ATTACHMENT 1

PORTION OF A TRANSCRIPT OF A CONFERENCE CALL HELD BY TRINTECH GROUP PLC ON AUGUST 29, 2001.

EXCERPT FROM INTRODUCTORY STATEMENT BY MANAGEMENT:

JOHN MCGUIRE, TRINTECH: Now having covered the vertical markets we are operating in, let me move on to talk about our employees. They are one of the most important assets of our company, particularly in these difficult economic times. They are vitally important to us achieving our long and short term goals which ultimately enhance shareholder return. To that end our board has approved proceeding with an option exchange program to entitle employees worldwide to exchange their options for new options at an exercise price of $5.78, which equates to Trintech's IPO price, or at fair market-value, whichever is higher, at least six months and one day after the tender and cancellation of their existing options. Our goal is to reinforce performance as we move towards pro forma breakeven.